UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                          FLAG Telecom Holdings Limited
                          -----------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0006 per share
                    ----------------------------------------

                         (Title of Class of Securities)

                                   G3529L 10 2

                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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





1.        Name of Reporting Person            The Asian Infrastructure Fund
          I.R.S. Identification Nos.          N/A
          of above persons (entities only)

2.        Check the Appropriate Box if a Member of a Group

          (a)     [ ]
          (b)     [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization  Cayman Islands

Number of Shares Beneficially Owned by Each    5.    Sole Voting Power                  0
Reporting Person With                          6.    Shared Voting Power        7,600,515
                                               7.    Sole Dispositive Power             0
                                               8.    Shared Dispositive Power   7,600,515


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         7,600,515


10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         [ ]

11.      Percent of Class Represented by Amount in Row (9)

         5.67%

12.      Type of Reporting Person

         CO

1.   Name of Reporting Person               Asian Infrastructure Fund Management
                                            Company Limited L.D.C.
     I.R.S. Identification Nos.             N/A
     of above persons (entities only)

2.   Check the Appropriate Box if a Member of a Group

     (a)      [ ]
     (b)      [ ]

3.   SEC Use Only


4.   Citizenship or Place of Organization         Cayman Islands

     Number of Shares Beneficially Owned by Each  5.    Sole Voting Power                 0
     Reporting Person With                        6.    Shared Voting Power       7,600,515
                                                  7.    Sole Dispositive Power            0
                                                  8.    Shared Dispositive Power  7,600,515

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,600,515


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     [ ]

11.  Percent of Class Represented by Amount in Row (9)

     5.67%

12.  Type of Reporting Person

     CO





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




                       CONTINUATION PAGES TO SCHEDULE 13G

Item 1(a)      Name of Issuer:

               FLAG Telecom Holdings Limited

Item 1(b)      Address of Issuer's Principal Executive Offices:

               Emporium Building
               69 Front Street
               Hamilton HM12, Bermuda

Item 2(a)-(c)  Name,  Principal  Business  Address,  and  Citizenship of Persons
               Filing:

               (1)  The Asian Infrastructure Fund
                    c/o Caledonian Bank & Trust Limited
                    Caledonian House
                    69 Jennett Street,
                    P.O. Box 1043 GT, Grand Cayman
                    Cayman Islands, BWI

               (2) Asian Infrastructure Fund Management Company Limited L.D.C. c/o Caledonian Bank & Trust Limited
                    Caledonian House
                    69 Jennett Street,
                    P.O. Box 1043 GT, Grand Cayman
                    Cayman Islands, BWI

Item 2(d)      Title of Class of Securities:

               Common Stock

Item 2(e)      CUSIP Number:

               G3529L 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable.

Item 4.        Ownership (a) through (c):

               The Asian Infrastructure Fund is the legal owner of the securities reported in this Schedule. Under a Management Agreement, The Asian



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


               Infrastructure Fund has granted the Asian Infrastructure Fund Management Company Limited L.D.C. voting and investment power over such securities, including the power to dispose or direct the disposition of such securities. The Asian Infrastructure Fund Management Company Limited L.D.C. hereby disclaims beneficial ownership of such securities.

               The Asian Infrastructure Fund has also retained investment power and voting power over the securities reported herein. The Asian Infrastructure Fund, however, may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

               In addition, the information in items 1 and 5 through 8 on the cover pages to this Schedule 13G is hereby incorporated by reference.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Various persons have the right to receive dividends from, or the proceeds of the sale of, the securities of the Issuer reported herein, but no one person's interest in such securities is more than five percent of the total outstanding common stock of the Issuer.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.




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



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 31, 2001

                                        The Asian Infrastructure Fund

                                       By:   /s/ Bruce C. Allen
                                             -----------------------------------
                                             Name:  BRUCE C. ALLEN
                                             Title: Director

                                       Asian Infrastructure Fund Management
                                       Company Limited L.D.C.

                                       By:   /s/ Bruce C. Allen
                                             -----------------------------------
                                             Name:  BRUCE C. ALLEN
                                             Title: Director



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



                                            EXHIBIT A


                             JOING FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G and any amendments thereto to which this exhibit is attached is filed on behalf of each of them.

Date:  January 31, 2001

                                        The Asian Infrastructure Fund

                                       By:   /s/ Bruce C. Allen
                                             -----------------------------------
                                             Name:  BRUCE C. ALLEN
                                             Title: Director

                                       Asian Infrastructure Fund Management
                                       Company Limited L.D.C.

                                       By:   /s/ Bruce C. Allen
                                             -----------------------------------
                                             Name:  BRUCE C. ALLEN
                                             Title: Director




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